                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                        COMMISSION FILE NUMBER 001-12335

                          BUTLER MANUFACTURING COMPANY
                    GALESBURG HOURLY EMPLOYEE SAVINGS TRUST
                                  401(k) PLAN

                          BUTLER MANUFACTURING COMPANY
                                   BMA TOWER
                                PENN VALLEY PARK
                             KANSAS CITY, MO 64108

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Administrative Committee of
Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company Galesburg Hourly Employee Savings Trust Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Kansas City, Missouri,
June 8, 2001

BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

Statements of net assets available for benefits
December 31, 2000 and 1999


                                                       2000         1999
                                                       ----         ----

ASSETS:
Investments                                         $7,547,516   $6,580,607

Receivables-
   Employee contributions receivable                    91,496      106,829
                                                    ----------   ----------
            Total receivables                           91,496      106,829
                                                    ----------   ----------
            Net assets available for benefits       $7,639,012   $6,687,436
                                                    ==========   ==========


The accompanying notes are an integral part of these financial statements.

BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

Statements of changes in net assets available for benefits

For the years ended December 31, 2000 and 1999



                                              2000           1999
                                              ----           ----

CONTRIBUTIONS:
 Employee                                 $   963,559    $   923,930
 Employer                                     166,644         31,231
                                          -----------    -----------
        Total contributions                 1,130,203        955,161

INCOME:
 Net change in fair value of investments     (433,088)       221,537
 Interest and dividends                       425,811        477,922

OTHER INCREASES (DECREASES):
 Distributions                               (177,479)      (208,351)
 Fees                                         (11,097)        (9,897)
 Net transfers (to) from another
 employer-sponsored fund                       17,226         (2,211)
 Other                                             --             --
                                          -----------    -----------
 Increase in net assets available for
 plan benefits                                951,576      1,434,161

NET ASSETS AVAILABLE FOR BENEFITS,
 beginning of year                          6,687,436      5,253,275
                                          -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 end of year                              $ 7,639,012    $ 6,687,436
                                          ===========    ===========



The accompanying notes are an integral part of these financial statements.

BUTLER MANUFACTURING COMPANY
401(k) GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

In 1991, Butler Manufacturing Company (the Company) established the Galesburg Hourly Employee Savings Trust (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which has been appointed by the administrative committee and thereby holds all assets of the Plan in the Butler Master Savings Plan Trust (Master Trust).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

Fees and expenses

The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company, as the Company elects.

Eligibility

All full-time Galesburg union hourly employees of the Company, having completed six months of employment, are eligible for participation in the Plan.

Vesting

All eligible employees participating in the Plan are immediately 100 percent vested in employer and participant contributions.

Termination

The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

Investment valuation and income recognition

The Plan's investments are stated at fair value, measured by quoted market prices in an active market. Purchases and sales of securities are recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect: the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Prior year amounts have been reclassed to conform with present year presentation.

2. CONTRIBUTIONS

Employees may contribute to the Plan from 1 to 15 percent of their compensation in 1 percent increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1 percent increments among the funds established by Fidelity. At the discretion of the Board of Directors, employee contributions up to 6 percent of compensation will be matched 25 percent by the Company. This match is applicable only to employees who are active employees on December 31, except in cases of retirement, disability or death if the Company has made a company-matching contribution under the Butler Manufacturing Company 401(k) Employee Savings Trust Plan.

3. DISTRIBUTIONS

If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $3,500, the distribution cannot be made until the participant. reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

There were no distributions payable to vested participants at December 31, 2000 and 1999. These amounts would have been included in net assets available for benefits in the accompanying financial statements and shown as a liability of the Plan for purposes of the Form 5500.

4. IN-SERVICE WITHDRAWALS

Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.

5. LOANS TO PARTICIPANTS

At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50 percent of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders or highly compensated participants.

6. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

                                      2000          1999
                                      ----          ----

Fidelity investment funds-
  Managed Income Portfolio        $   751,629   $   645,983
  Puritan Fund                      1,440,394     1,269,376
  Magellan Fund                     2,381,672     2,309,315
  Equity Income Fund                  904,027       806,457
  Retirement Money Market Trust     1,288,063       780,341

During 2000 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value by ($433,088) as follows:

Mutual funds                  $(444,742)
Butler Common Stock Fund         11,654
                              ---------
                              $(433,088)
                              =========

7. FEDERAL INCOME TAXES

The Plan has received a favorable determination letter, dated December 22, 1994, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

8. INVESTMENT/PORTFOLIO RISK

The plan provides for various investments, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

Schedule H, line 4i - Schedule of assets (held at end of year)
December 31, 2000


                                                               Fair
 Shares                    Description                         Value
---------      -----------------------------------          ----------
               *Fidelity Management Trust Company-
  751,629         Managed Income Portfolio                  $  751,629
   76,495         Puritan Fund                               1,440,394
   19,964         Magellan Fund                              2,381,672
   16,920         Equity Income Fund                           904,027
1,288,063         Retirement Money Market Trust              1,288,063
    3,370         Aggressive Growth                            121,888
    1,593         Diverse International                         34,959
      583         Freedom Income                                 6,518
      170         Freedom 2000                                   2,006
    3,933         Freedom 2010                                  54,427
    1,030         Freedom 2020                                  15,003
      648         Freedom 2030                                   9,727
      841         Spartan U.S. Equity Index                     39,351
    4,423         U.S. Bond Index                               46,841
   11,602      *Butler Common Stock Fund                        82,488
               Participant loans outstanding, 9.0%             368,524


*Party-in-interest to the Plan

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         GALESBURG HOURLY EMPLOYEE SAVINGS TRUST


Date: June 15, 2001                               By: /s/ Larry C. Miller
                                                     ---------------------------
                                                  Larry C. Miller, Member of the
                                                     Administrative Committee

                                   EXHIBIT INDEX



Exhibit
Number                            Description
-------            -----------------------------------------

23                 Consent of Independent Public Accountants